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SEC FILE NUMBER
8-34927

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stonewall Investments Tennessee Inc. dba Memphis Capital

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6410 Poplar Ave., Suite 500
(No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Monaco	(901)261-5952	Mmonaco@memphiscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett
(Name – if individual, state last, first, and middle name)

2500 Acton	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

05/15/2005	2226
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Matthew Monaco, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stonewall Investments Tennessee Inc., dba Memphis Capital, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

T. R. PAYNE STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY My Commission Expires 06-17-2026

Signature: [signature]

Title: President/CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC AUP Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STONEWALL INVESTMENTS TENNESSEE, INC.
dba MEMPHIS CAPITAL

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

DECEMBER 31, 2023

(With Report of Independent Registered Public Accounting Firm)

STONEWALL INVESTMENTS TENNESSEE, INC.
dba MEMPHIS CAPITAL
TABLE OF CONTENTS
DECEMBER 31, 2023

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Stonewall Investments Tennessee, Inc. dba Memphis Capital

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stonewall Investments Tennessee, Inc. dba Memphis Capital as of December 31, 2023, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stonewall Investments Tennessee, Inc. dba Memphis Capital as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Stonewall Investments Tennessee, Inc. dba Memphis Capital's management. Our responsibility is to express an opinion on Stonewall Investments Tennessee, Inc. dba Memphis Capital's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stonewall Investments Tennessee, Inc. dba Memphis Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Stonewall Investments Tennessee, Inc. dba Memphis Capital's financial statements. The supplemental information is the responsibility of Stonewall Investments Tennessee, Inc. dba Memphis Capital's management.

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

We have served as Stonewall Investments Tennessee, Inc. dba Memphis Capital's auditor since 2016.
Birmingham, Alabama
February 29, 2024

STONEWALL INVESTMENTS TENNESSEE, INC
dba MEMPHIS CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

CASH	$	433,563
ACCOUNTS RECEIVABLE		150,393
LOAN TO STOCKHOLDERS		1,000
PREPAIDS		24,740
DEPOSIT, FINRA		900
FIRM INVESTMENT, AT FAIR VALUE		87,556
TOTAL ASSETS	$	698,152

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCOUNTS PAYABLE	$	3,330
ACCRUED EXPENSES		366,444
PAYROLL LIABILITIES		55
TOTAL LIABILITIES		369,829
STOCKHOLDERS' EQUITY		
Common stock, par value $1 per share; authorized, issued, and outstanding 1,000 shares		1,000
Paid-in capital		335,810
Accumulated deficit		(8,487)
Total stockholders' equity		328,323
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	698,152

See notes to the financial statements.

STONEWALL INVESTMENTS TENNESSEE, INC.
dba MEMPHIS CAPITAL
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE	
Commissions	$ 4,346,570
Interest & dividend income	806
Other income-unrealized gain on investment	23,373
Total revenue	4,370,749
OPERATING EXPENSES	
Commissions	4,321,758
Entertaiment	77,822
Regulatory fees	20,130
Professional fees	211,424
General and administrative expenses	38,831
Total operating expenses	4,669,965
NET LOSS	$ (299,216)

See notes to the financial statements.

STONEWALL INVESTMENTS TENNESSEE, INC.
dba MEMPHIS CAPITAL
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
BALANCE AT DECEMBER 31, 2022	$ 1,000	$ 335,810	$ 290,729	$ 627,539
Net loss	-	-	(299,216)	(299,216)
BALANCE AT DECEMBER 31, 2023	$ 1,000	$ 335,810	$ (8,487)	$ 328,323

See notes to the financial statements.

STONEWALL INVESTMENTS TENNESSEE, INC
dba MEMPHIS CAPITAL
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2023

SUBORDINATED LIABILITIES AT BEGINNING OF YEAR	$ -
INCREASES (DECREASES)	-
SUBORDINATED LIABILITIES AT END OF YEAR	$ -

See notes to the financial statements.

STONEWALL INVESTMENTS TENNESSEE, INC.
dba MEMPHIS CAPITAL
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (299,216)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Net gain on firm investment	(23,373)
Redemptions of firm investment, at fair value	200,000
Change in accounts receivables	(102,769)
Change in deposit, FINRA	(45)
Change in prepaids	(4,428)
Change in accrued expenses	231,789
Change in accounts payable	1,892
Net cash provided by operating activities	3,850
NET INCREASE IN CASH	3,850
CASH AT BEGINNING OF YEAR	429,713
CASH AT END OF YEAR	$ 433,563

See notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Stonewall Investments Tennessee, Inc. dba Hanover Securities (the Company) is a registered broker-dealer with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company's principal business activities include the execution of securities transactions for institutional and retail customers, in addition to directing the purchase and sale of government guaranteed loans. All securities transactions are settled through a clearing broker on a fully disclosed basis.

On January 4, 2021 Stonewall Investments, Inc. dba Hanover Securities (the Company) was merged into a new entity (Stonewall Investments Tennessee, Inc.) and all the assets and liabilities were assumed by the new entity. Stonewall Investments, Inc. was then terminated and Stonewall Investments Tennessee, Inc. became the surviving entity dba Hanover Securities (The Company). On January 1, 2023, the surviving entity dba Hanover Securities rebranded and changed its name to Stonewall Investments Tennessee, Inc. dba Memphis Capital (The Company). There was no impact to the principal business activities or impact to the financial statements.

Basis of Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists primarily of bank deposit accounts. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced, and does not expect to experience, any losses in such accounts.

Accounting for Securities Transactions and Other Activity

Trading gains and losses, commission revenue, and related expenses are recorded on a trade-date basis. Receivables/payables with broker/dealers, if any, are recorded on a trade-date basis.

Taxes on Income

The stockholders have elected to report income or loss in accordance with provisions of Subchapter S of the Internal Revenue Code. The Company is subject to franchise and excise taxes. The Company has filed its tax returns for all years through December 31, 2022.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Measurement of Credit Losses on Financial Instruments
Broker dealer receivables are generally received within 30 days. Aged or unsecured receivables from brokers, dealers and clearing organizations are treated as non-allowable assets in the Company's net capital computation. Based on historical information, the Company has determined that there are de minimis expected credit losses of accounts receivables.

.

Subsequent Events
The Company has evaluated subsequent events through the date the financial statements were issued.

2. REVENUE RECOGNITION

Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designation depends primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Trading related revenue, commissions, and expenses are recorded on a trade date basis. These revenues represent the compensation the Company earns for providing trade facilitation, execution, clearance, and settlement of securities and loan transactions to its customers, and the Company has no future performance obligation after such securities and loan transactions settle.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2023, the Company had net capital of $211,937 which was $111,937 in excess of the required net capital of $100,000. Also, the Company must not permit its "aggregate indebtedness" to exceed 15 times its net capital. The Company had outstanding aggregate indebtedness of $369,829 at December 31, 2023. The Company's ratio of aggregate indebtedness to net capital was 0.17450 to 1.

4. FAIR VALUE MEASUREMENT OF INVESTMENTS

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The Company has considered the investment to be a Level 3 investment in the fair value hierarchy. In 2023, the Company had net redemptions of $200,000 from BCM High Income Fund, LP that invests in the guaranteed portions of loans which are guaranteed by agencies of the U.S. government as wells as pools of SBA guaranteed loan portions. The Company has the ability after one year to redeem their investment upon written notice. The valuation of the investment takes place at the end of the month of when the notice is received and that becomes the exit price. At the end of the year the valuation of the Company's investment was $87,556. The increase in the investment of $23,373 is reflected as net income for the year ended December 31, 2023.

5. COMMITMENTS AND CONTINGENCIES

The Company is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's results of operation or financial position.

SUPPLEMENTAL INFORMATION

SCHEDULE I
STONEWALL INVESTMENTS TN, INC.
dba MEMPHIS CAPITAL
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

NET CAPITAL	
Total stockholders' equity	$ 328,323
Less deductions and/or charges	116,386
NET CAPITAL	$ 211,937
TOTAL AGGREGATE INDEBTEDNESS	$ 369,829
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 100,000
Excess net capital	$ 111,937
Ratio: aggregate indebtedness to net capital	0.17450

There are no material differences between the preceding computation and the Company's unaudited Form X-17a-5 as of December 31, 2023, as filed on January 25, 2024.

See accompanying report of independent registered public accounting firm.

MEMPHIS CAPITAL

The Exemption Report

The following statements are made to the best knowledge and belief of Matthew Monaco as President/CEO for Stonewall Investments Tennessee, Inc. dba Memphis Capital:

I, Matthew Monaco, as the President/CEO for Stonewall Investments Tennessee, Inc. dba Memphis Capital, (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R, § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2023 without exception.

Matthew Monaco

2/29/24

Date

6410 POPLAR AVE, STE 500 | MEMPHIS, TN 38119-4863 | 901-261-5900 MEMPHISCAPITAL.COM

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Stonewall Investments Tennessee, Inc. dba Memphis Capital

We have reviewed management's statements, included in the accompanying Stonewall Investments Tennessee, Inc. dba Memphis Capital Exemption Report, in which (1) Stonewall Investments Tennessee, Inc. dba Memphis Capital identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stonewall Investments Tennessee, Inc. dba Memphis Capital claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Stonewall Investments Tennessee, Inc. dba Memphis Capital stated that Stonewall Investments Tennessee, Inc. dba Memphis Capital met the identified exemption provisions throughout the most recent fiscal year without exception. Stonewall Investments Tennessee, Inc. dba Memphis Capital management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonewall Investments Tennessee, Inc. dba Memphis Capital compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Birmingham, Alabama
February 29, 2024

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Related to the Securities Investor Protection Corporation Assessment Reconciliation

To the Board of Directors and Stockholders
Stonewall Investments Tennessee, Inc. dba Memphis Capital
6410 Poplar Avenue Suite 500
Memphis, TN 38119

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Stonewall Investments Tennessee, Inc. dba Memphis Capital (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [*We agreed the December 31, 2023 Form SIPC-7 remitted payment of $3,060.61 to ACH #B2404061994293 and traced this payment as recorded to the Gen'l, Admin, Reg, and Misc: 17. H. Regulatory account #514 in the general ledger system of Stonewall Investments Tennessee, Inc. dba Memphis Capital on February 9, 2024. We also agreed the Form SIPC-6 remitted payment of $3,381 to ACH #B2320851940247 and traced this payment as recorded to Gen'l, Admin, Reg, and Misc: 17. H. Regulatory account #514 in the general ledger system of Stonewall Investments, Inc. on July, 27, 2023* noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2023 (for Statement of Income (Loss) amounts that are presented on a quarterly basis in the Form X-17A-5, we aggregated the amounts for the periods presented for the period January 1, 2023 through March 31, 2023; April 1, 2023 through June 30, 2023; July 1, 2023 through September 30, 2023, and October 1, 2023 through December 31, 2023), as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [*We agreed all adjustments to the trial balance noting clerical accuracy and recalculated the fee paid to the Securities Investor Protection Corporation*] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

February 29, 2024